Exhibit 99.1

Cenovus oil production growth continues with 14% increase

Cash flow in the first quarter up 30% over last year at $904 million or $1.19 per share

•                  Oil sands production at Foster Creek and Christina Lake averaged almost 82,000 barrels per day (bbls/d) net to Cenovus in the first quarter, a 23% increase compared with 2011.

•                  Conventional oil and natural gas liquids (NGLs) production, including Pelican Lake, averaged about 75,000 bbls/d, 6% more than the same period a year earlier.

•                  Cash flow for the quarter was $904 million, or $1.19 per share diluted, an increase of 30% compared with the same period a year earlier.

•                  Operating cash flow from refining operations was $266 million, an increase of 48% compared with the same period a year ago.

•                  Capital investment continues to focus on the company’s oil assets and increased by $187 million or 26% in the first quarter as planned, compared with the same period a year earlier.

•                  An extensive stratigraphic test well program was completed in the first quarter with 426 gross wells drilled, primarily in the oil sands.

“Cenovus continues to deliver predictable and reliable performance which emphasizes the value of our integrated oil strategy,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “Production from our oil sands and conventional oil projects continues to increase and we’re seeing value from the completed coker expansion at the Wood River Refinery and strong refining margins. We’ve delivered another strong quarter and we expect to see this performance continue throughout 2012.”

Financial & Production Summary
(for the period ended March 31) ($ millions, except per share amounts)	2012 Q1	2011 Q1	% change
Cash flow[1] Per share diluted	904 1.19	693 0.91	30
Operating earnings[1] Per share diluted	340 0.45	209 0.28	63
Net earnings Per share diluted	426 0.56	47 0.06	806
Capital investment [2]	900	713	26
Production (before royalties)
Foster Creek (bbls/d)	57,214	57,744	-1
Christina Lake (bbls/d)	24,733	9,084	172
Foster Creek & Christina Lake total (bbls/d)	81,947	66,828	23
Pelican Lake (bbls/d)	20,730	21,360	-3
Other conventional oil & NGLs (bbls/d)	54,173	49,167	10
Total oil & NGLs production (bbls/d)	156,850	137,355	14
Natural gas (MMcf/d)	636	652	-2

1 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

2 Includes expenditures on property, plant and equipment and exploration and evaluation assets.

1

Calgary, Alberta (April 25, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) delivered a strong first quarter with production increases from both oil sands and conventional oil operations. This production growth, together with strong refining results, contributed significantly to generating higher cash flow. The company also continued to invest in the development of its oil assets, and increased capital investment compared with the same period last year.

Combined production from the Foster Creek and Christina Lake oil sands properties increased 23% to approximately 82,000 bbls/d net, while total oil and NGLs production grew 14% to nearly 157,000 bbls/d net, compared with the same period a year earlier. Christina Lake continues to benefit from the strong start of production from phase C in the third quarter of 2011. That success is attributed to the high quality of the reservoir and the accelerated start-up techniques developed by Cenovus that decrease the amount of time between steaming the reservoir and producing first oil. Foster Creek continues to demonstrate reliable performance and is operating efficiently, with average production in the quarter within 95% of its current gross production capacity of 120,000 bbls/d.

“Cenovus’s ability to deliver consistent growth in oil sands production demonstrates how we balance the strength of the manufacturing approach we take to expand our operations with innovation and continuous improvement,” Ferguson said. “We will continue to look for ways to bring these expansion phases on even more efficiently. This is a key element in our focus on growing shareholder value.”

Growth also continued at the company’s conventional oil properties, where production from the Lower Shaunavon and Bakken tight oil plays more than doubled to nearly 6,900 bbls/d when compared with the same period a year earlier. Conventional oil production in Alberta also grew, increasing 6% to almost 30,000 bbls/d. Cenovus is continuing to assess the potential of new conventional oil projects on its existing lands in southern Alberta and is seeing the production benefit of the company’s decision to shift capital investment to oil from natural gas. The company continues to execute a drilling program to take advantage of tight oil opportunities. Incremental production from these assets was about 2,300 bbls/d in the first quarter.

Cash flow for the quarter was $904 million, an increase of 30% when compared with the same period a year earlier. Cash flow benefited from increased oil production and higher oil prices, as well as increased refining throughput and strong refining margins. Oil production generated $684 million, or nearly two-thirds of operating cash flow in the quarter. Cenovus received an average realized oil price, including hedging, of $72.54 per barrel (bbl) in the quarter, compared with $62.63/bbl in the first quarter of 2011. Operating cash flow from the refining business represented about one-quarter of the total operating cash flow, increasing $86 million from the same period in 2011 to $266 million. Refining benefited from a significant increase in throughput and refined product output resulting from the coker startup of the Coker and Refinery Expansion (CORE) project at the Wood River Refinery, improved utilization at the Borger Refinery and higher refining margins.

Continued benefit from integrated approach

The main benefits of integrating Cenovus’s oil sands assets with heavy oil processing capacity are reduced risk from price volatility and increased financial stability. The success of this integrated business model was apparent in the first quarter.

Page 2	Q1 2012

“While oil prices are high, Canadian heavy crude is still priced at a discount,” Ferguson said. “Although that negatively impacts the price we get for the oil we produce, our well-positioned refineries are able to benefit from lower costs for the oil they turn into refined products. That provides stable overall cash flow.”

The company’s recent expansion of the heavy oil processing capacity at its Wood River Refinery further offsets its financial exposure to heavy oil differentials as production from the oil sands increases. The Wood River Refinery continues to demonstrate increased heavy oil processing and higher clean product yields following the completion of the coker startup of the CORE project. The refinery has demonstrated short-term rates in excess of 220,000 bbls/d of heavy oil processing capacity and an improvement to clean product yield of approximately 5%. The refinery will continue to optimize the expanded facilities throughout the year.

Cenovus expects favourable refining market conditions and discounted Canadian heavy oil will continue to deliver strong operating cash flow from the refineries for the rest of the year. The company anticipates refining operating cash flow during the second quarter to range between $300 million and $400 million, excluding inventory adjustments. On a full-year basis, Cenovus has updated its refining operating cash flow guidance to range between $900 million and $1.2 billion using a $20.50 market crack spread assumption. Guidance has also been updated to reflect new cash flow ranges, as well as royalties. The updated guidance is available at www.cenovus.com.

Capital investment increased

As planned, Cenovus increased capital investment in the first quarter to $900 million, 26% more than the same period last year. Oil sands capital investment of nearly $500 million focused on the expansions at Christina Lake and Foster Creek and the drilling of stratigraphic test wells. Cenovus invested $355 million in its conventional oil properties. This included increased infill drilling at Pelican Lake to support expansion of the polymer flood, drilling new oil wells in Alberta, as well as facility construction and well completions in the Lower Shaunavon and Bakken operations. Capital investment for refining in the first quarter was significantly lower in 2012 when compared with the same period a year earlier, mainly due to the completion of the coker construction of the CORE project at the Wood River Refinery in the fourth quarter of 2011.

Stratigraphic test well drilling program complete

Cenovus completed another extensive stratigraphic test well program in the first quarter, drilling 426 gross wells to further assess and unlock the value of the company’s resource base. More than 60% of these wells were drilled in Cenovus’s emerging oil sands projects to gather data on reservoir quality and support regulatory applications. The stratigraphic test wells drilled at Foster Creek and Christina Lake will be used to support the next phases of expansion.

“Cenovus expects decades of growth ahead in the oil sands,” Ferguson said. “Results from our drilling program continue to support our goal of growing Cenovus’s net oil sands production to 400,000 barrels per day by the end of 2021.”

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Page 3	Q1 2012

Oil Projects

Daily production[1]
(Before royalties) (Mbbls/d)	2012	2011					2010
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	57	55	55	56	50	58	51
Christina Lake	25	12	20	10	8	9	8
Oil sands total	82	67	75	66	58	67	59
Conventional oil
Pelican Lake	21	20	21	20	19	21	23
Weyburn	17	16	17	16	15	17	17
Other conventional oil & NGLs	38	31	32	31	29	32	31
Conventional total	75	68	70	67	64	71	70
Total oil & NGLs	157	134	144	133	122	137	129

1 Totals may not add due to rounding.

Oil sands

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta offer opportunities for substantial growth. The Foster Creek and Christina Lake operations use steam-assisted gravity drainage (SAGD) to drill and pump the oil to the surface. These two projects are operated by Cenovus and jointly owned with ConocoPhillips.

Production

•                  Production at Foster Creek and Christina Lake increased 23% in the first quarter from the same period a year earlier.

•                  Christina Lake production averaged close to 25,000 bbls/d net in the quarter, almost tripling production from the first quarter of 2011 and reached a production high of more than 29,000 bbls/d net in the quarter. The company’s work to develop new technologies that accelerate the initial start-up of production from well pairs helped in the industry-leading ramp up of production from phase C.

•                  The company continues to market a portion of its oil from Christina Lake as Christina Dilbit Blend (CDB), a bitumen blend established in late 2011 to address the increase in production at Christina Lake. CDB is priced at a discount to Western Canadian Select (WCS). The blend has been well-received by refineries and the company anticipates the CDB differential to WCS will narrow as CDB gains acceptance with a wider base of refining customers. On a per barrel of bitumen basis for the first quarter, CDB netbacks were positively impacted by sales to the U.S. Gulf Coast market but offset by higher blending ratio requirements related to the accelerated production growth.

Page 4	Q1 2012

•                  Foster Creek continues to demonstrate reliable performance and produced more than 57,000 bbls/d net in the quarter, within 95% of its current production capacity.

•                  About 12% of current production at Foster Creek comes from 48 wells using Cenovus’s Wedge Well™ technology. These single horizontal wells, drilled between existing SAGD well pairs, have the potential to increase overall recovery from the reservoir by as much as 10% to 15%, while reducing the steam to oil ratio (SOR). An additional 11 of these wells are waiting to be brought on production later this year and the company plans to drill another eight wells using this technology at Foster Creek by year end. Christina Lake is also starting to benefit from the use of the company’s Wedge Well™ technology with four of these wells now producing.

Expansions

•                  Combined capital investment at Foster Creek and Christina Lake in the first quarter was $286 million, an increase of almost 36% compared with the same period a year earlier. This included spending on stratigraphic test wells and development of expansion phases, including site preparation and facility construction.

•                  At Christina Lake, construction of phase D is more than three-quarters complete and production is expected in the fourth quarter of this year. Construction of phase E is more than 40% complete, with initial production anticipated for the fourth quarter of 2013. Site preparation also continues for phase F.

•                  At Foster Creek, the company continues to work on the fabrication and facility construction for phase F, earthworks and site preparation for phase G and design engineering for phase H.

Operating costs and royalties

•                  Operating costs at Christina Lake were $15.33/bbl in the first quarter, a 20% decrease from $19.09/bbl in the same period a year earlier due to the significant increase in production. Operating costs were higher than anticipated in the quarter, due to increased workovers and higher workforce and maintenance costs. Cenovus expects operating costs at Christina Lake to be within the guidance range of $13.00/bbl to $14.35/bbl over the year. Non-fuel operating costs at Christina Lake were $12.86/bbl in the quarter compared with $16.26/bbl in the first quarter of 2011, a 21% decrease due to the start of production from phase C.

•                  Operating costs at Foster Creek averaged $12.85/bbl in the first quarter, a 13% increase from $11.40/bbl in the same period last year. There were power outages at the plant during the quarter, which impacted production and contributed to higher operating costs. Foster Creek experienced increased workovers, repairs and maintenance, completion work and higher staffing levels to prepare for future expansions, partially offset by decreased fuel and chemical costs. The company expects operating costs at Foster Creek to be within the guidance range of $11.25/bbl to $12.45/bbl over the year. Non-fuel operating costs at Foster Creek were $10.72/bbl in the first quarter compared with $8.53/bbl in the same period a year earlier, a 26% increase.

•                  Christina Lake’s average royalty rate in the quarter was 7.0%, compared with an average royalty rate of 4.8% for the same period a year earlier due to higher prices for West Texas Intermediate (WTI) crude oil, which has a direct impact on royalty rates.

•                  Foster Creek’s average royalty rate was 13.9% in the first quarter of 2012 compared with an average royalty rate of 21.2% in the same period of 2011. The reduction was primarily due to increased capital investment in the quarter and approval from the Alberta Department of Energy in the second quarter of 2011 to include capital investment for expansion phases F, G and H as part of the royalty calculation.

Page 5	Q1 2012

Steam to oil ratios (SORs)

•                  Cenovus continued to achieve some of the best SORs in the industry with an average ratio of approximately 2.1 at Christina Lake and Foster Creek in the first quarter. This means approximately 2.1 barrels of steam are needed for every barrel of oil produced. A lower SOR means less natural gas is used to create the steam, which results in reduced capital and operating costs, fewer emissions and lower water usage.

Future projects

Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from its oil sands assets in the Athabasca region of northern Alberta, most of which are undeveloped. The company has identified 10 emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications. Cenovus currently has projects with total expected gross production of 400,000 bbls/d moving through the regulatory process.

•                  The regulatory application for the Narrows Lake project, which is jointly owned with ConocoPhillips, is being reviewed by the regulators and Cenovus anticipates receiving approvals in the second quarter. The application includes the option of using a combination of SAGD and solvent aided process (SAP) for oil production. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d. Provided that approvals are received as anticipated, construction is expected to start later this year with initial production expected in 2016.

•                  The joint regulatory application and environmental impact assessment for a commercial SAGD project at Grand Rapids in the Greater Pelican Region is also being reviewed by the regulators. The company drilled a second well pair in the first quarter as part of the pilot project in the area, which began in 2010. First production from the commercial project is anticipated in 2017, if approvals are received as expected. The company believes Grand Rapids has the potential to reach production capacity of 180,000 bbls/d.

•                  The revised joint regulatory application and environmental impact assessment for the Telephone Lake project in the Borealis Region is also being reviewed by the regulators. The application updates the expected production capacity to 90,000 bbls/d from the original 35,000 bbls/d application that was filed in 2007. The company is continuing its search for a strategic transaction to support development of the project.

•                  Cenovus continued to progress the Telephone Lake dewatering pilot project during the first quarter and expects to start water production and air injection in the second quarter of 2012. The pilot is designed to test the efficiency of removing the non-potable water sitting on top of the bitumen in the reservoir, which is anticipated to reduce the SOR for the commercial project.

Page 6	Q1 2012

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its wholly-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. While this property produces conventional heavy oil, it’s managed as part of Cenovus’s oil sands segment. Since 2006, polymer has been injected along with the waterflood to enhance production from the reservoir. Based on reservoir performance of the polymer flood, the company has initiated a new multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d by the end of 2016.

•                  Work to expand the polymer flood at Pelican Lake is ongoing. Production averaged almost 21,000 bbls/d in the quarter, a 3% decrease from the same period in 2011 due to natural declines and reduced operating pressures and shut-ins, which were required to complete infill drilling between existing wells.

•                  Cenovus is beginning to see production increases from the infill drilling and plans to drill between 1,300 and 1,400 wells in the next five to seven years to expand the polymer flood.

•                  Cenovus is also planning to build a new battery to support the expansion, with construction slated to begin in 2013.

•                  Operating costs at Pelican Lake averaged $16.05/bbl in the quarter, a 5% increase from $15.35/bbl in the first quarter of 2011 due to increased workovers, higher staffing levels to support the expansion and higher electricity costs, partially offset by decreased chemical costs.

•                  Pelican Lake’s average royalty rate was 4.5% in the first quarter of 2012 compared with an average royalty rate of 13.9% in the same period of 2011. The reduction was primarily due to the increase of capital investment to expand the polymer flood.

Other conventional

In addition to Pelican Lake, Cenovus has extensive oil operations in Alberta and Saskatchewan. These include the established Weyburn operation that uses carbon dioxide (CO2) to enhance oil recovery, the emerging Bakken and Lower Shaunavon tight oil assets in southern Saskatchewan as well as established properties in southern Alberta. Cenovus is targeting oil production from these properties to reach between 65,000 bbls/d and 75,000 bbls/d by the end of 2016.

•                  Production from the company’s conventional oil properties in southern Alberta was nearly 30,000 bbls/d, an increase of 6% from a year earlier, due to successful drilling programs and fewer weather-related issues.

•                  Cenovus continues to shift its focus from natural gas to oil production. The company continues to execute a drilling program to take advantage of tight oil opportunities and has seen incremental production from these assets of about 2,300 bbls/d in the first quarter.

•                  The Weyburn operation produced nearly 17,000 bbls/d net in the first quarter, which is consistent with production over the same period a year earlier.

•                  Lower Shaunavon production averaged approximately 4,100 bbls/d in the first quarter, almost one and a half times higher than the same period a year earlier. Cenovus has 87 horizontal wells and one vertical well producing in Lower Shaunavon.

Page 7	Q1 2012

•                  The company’s Bakken operation had average oil production of more than 2,700 bbls/d in the quarter, including royalty interest volumes. Cenovus was operating 29 wells in the Bakken area at the end of the first quarter.

•                  Operating costs for Cenovus’s conventional oil operations, excluding Pelican Lake, increased 14% to $15.74/bbl in the first quarter compared to the same period a year earlier. This was mainly due to increased workover activity and higher waste and fluid handling costs. The company expects these costs to decrease through the year as facilities in Shaunavon are commissioned.

Natural Gas

(Before royalties) (MMcf/d)	Daily production
	2012	2011					2010
	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural Gas[1]	636	656	660	656	654	652	737

1 2010 production includes a contribution from non-core assets sold in the third quarter of 2010.

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production in the first quarter was approximately 636 million cubic feet per day (MMcf/d), a 2% decline from the same period in the previous year. Production was positively impacted by mild weather resulting in fewer outages this quarter, offset by the divestiture of a non-core property early in the quarter, as well as expected natural declines. Cenovus anticipates managing an annual natural decline rate of 10% to 15% for its natural gas production.

•                  Cenovus’s average realized sales price for natural gas, including hedges, was $3.53 per thousand cubic feet (Mcf) in the quarter compared with $4.71 per Mcf in the same period a year earlier.

•                  Cenovus continues to manage declines in natural gas volumes, targeting a long-term production level of between 400 MMcf/d and 500 MMcf/d to match Cenovus’s future anticipated internal usage at its oil sands and refining facilities.

Refining

Cenovus’s refining operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, ConocoPhillips.

•                  In the first quarter, the two refineries produced 465,000 bbls/d of refined products, an increase of 82,000 bbls/d compared with the same period a year ago as a result of increased throughput attributable to the CORE project coker startup at the Wood River Refinery and improved operating performance at the Borger Refinery.

•                  Combined total crude oil runs at the Wood River Refinery and Borger Refinery averaged 445,000 bbls/d for the quarter, an increase of 23% when compared with the same period a year earlier.

Page 8	Q1 2012

•                  Canadian heavy crude processed at the Wood River Refinery in the quarter averaged approximately 171,000 bbls/d, more than 80% higher than the same quarter last year. The Wood River Refinery has demonstrated heavy oil processing capacity rates in excess of 220,000 bbls/d.

•                  Total processing capability of heavy Canadian crudes will be dependent upon the quality of available crudes and will be optimized to maximize economic benefit. The total gross heavy crude processing capacity at the Wood River Refinery is expected to be in the range of 200,000 bbls/d to 220,000 bbls/d. Combined with the 35,000 bbls/d of gross heavy crude refining capacity at the Borger Refinery, the total heavy crude oil refining capacity of the two refineries is expected to be approximately 235,000 bbls/d to 255,000 bbls/d gross.

•                  First quarter operating cash flow from refining operations was $266 million, an increase of 48% compared with the same period last year. This was primarily due to increases in throughput and refined product output, increased heavy oil processing and strong refining margins as a result of high market crack spreads and advantaged pricing for West Texas Intermediate (WTI) based crude feedstock.

•                  Cenovus’s operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s refining operating cash flow in the first quarter would have been $4 million lower than under FIFO, compared with $15 million lower in 2011.

Financial

Dividend

The Cenovus Board of Directors declared a second quarter dividend of $0.22 per share, payable on June 29, 2012 to common shareholders of record as of June 15, 2012. Based on the April 24, 2012 closing share price on the Toronto Stock Exchange of $34.13, this represents an annualized yield of about 2.6%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to the dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Hedging Strategy

The natural gas and crude oil hedging strategy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The strategy allows the company to financially hedge up to 75% of this year’s expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the two following years. The company has Board approval for fixed price hedges on as much as 50% of net liquids production this year and 25% of net liquids production for each of the following two years.

In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 125 MMcf/d of natural gas is expected to be consumed at the company’s SAGD and refinery operations, which is offset by the natural gas Cenovus produces. The company’s financial hedging positions are determined after considering this natural hedge.

Cenovus’s hedge positions at March 31, 2012 include:

•                  approximately 65% of expected 2012 natural gas production hedged; 130 MMcf/d at an average NYMEX price of US$5.96/Mcf and 127 MMcf/d at an average AECO price of C$4.50/Mcf, plus 125 MMcf/d of internal usage

Page 9	Q1 2012

•                  approximately 30% of expected 2012 oil production hedged, with 24,800 bbls/d at a WTI price of US$98.72/bbl and an additional 24,500 bbls/d at an average WTI price of C$99.47/bbl

•                  166 MMcf/d of natural gas hedged for 2013 at an average NYMEX price of US$4.64/Mcf, plus internal usage

•                  10,000 bbls/d of oil production hedged for 2013 at an average WTI price of US$102.62/bbl and an additional 10,000 bbls/d at an average WTI price of C$103.26/bbl

•                  no fixed price commodity hedges in place for 2014.

Financial Highlights

•                  Cash flow in the first quarter of 2012 was $904 million, or $1.19 per share diluted, compared with $693 million, or $0.91 per share diluted, the same period a year earlier.

•                  Operating earnings in the quarter were $340 million, or $0.45 per share diluted, compared with $209 million, or $0.28 per share diluted, for the same period last year.

•                  Cenovus’s realized after-tax hedging gains were $23 million in the quarter. Cenovus received an average realized price, including hedging, of $72.54/bbl for its oil in the quarter, compared with $62.63/bbl in the first quarter of 2011. The average realized price, including hedging, for natural gas was $3.53/Mcf, compared with $4.71/Mcf in the same period a year earlier.

•                  Cenovus recorded income tax expense of $168 million, a $128 million increase over the previous year, primarily due to the increase in earnings in both Canada and the U.S.

•                  Cenovus’s net earnings for the quarter were $426 million compared with $47 million in the same period a year earlier. Net earnings were positively affected by sales volumes for oil, strong refining results and an unrealized after-tax risk management gain of $48 million.

•                  Capital investment during the quarter was $900 million as planned, a 26% increase compared with the same period a year earlier as the company continues to advance development of its oil opportunities.

•                  General and administrative expenses decreased about 18% in the first quarter, compared with the same period a year earlier. This is primarily due to lower long-term incentive expenses partially offset by increased office support and information technology costs.

•                  Over the long term, Cenovus targets a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At March 31, 2012, the company’s debt to capitalization ratio was 28% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.0 times.

Earnings reconciliation summary
(for the period ended March 31) ($ millions, except per share amounts)	2012 Q1	2011 Q1
Net earnings Add back (losses) & deduct gains: Per share diluted	426 0.56	47 0.06
Unrealized mark-to-market hedging gain (loss), after-tax	48	-201
Non-operating foreign exchange gain (loss), after-tax	38	39
Operating earnings Per share diluted	340 0.45	209 0.28

Page 10	Q1 2012

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, April 25, 2012, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on April 25, 2012, until midnight May 2, 2012, by dialing 855-859-2056 or 416-849-0833 and entering conference passcode 44570543. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

Page 11	Q1 2012

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected  increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; success of hedging strategies; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

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Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, Form 40-F, available at www.cenovus.com. Readers should also refer to “Risk Management” in our annual MD&A for the year ended December 31, 2011, our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

Find Cenovus on Facebook, Twitter, Linkedin and YouTube.

Cenovus Contacts

Investors:

Susan Grey

Director, Investor Relations

403-766-4751

Bill Stait

Senior Analyst, Investor Relations

403-766-6348

Graham Ingram

Senior Analyst, Investor Relations

403-766-2849

Media: Rhona DelFrari Director, Media Relations 403-766-4740 Jessica Wilkinson Advisor, Media Relations 403-766-8990

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